SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

ADVANCED LIGHTING TECHNOLOGIES, INC.

(Name of Issuer)

Common Shares, $0.001 par value per share

(Title of Class of Securities)

00753C 10 2

(CUSIP Number)

Richard A. Petrocelli Saratoga Management Company LLC 535 Madison Avenue New York, New York 10022 (212) 906-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2003; October 31, 2003; December 8, 2003

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00753C 10 2	13D	Page 2 of 11 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Saratoga Lighting Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% – See Item 5
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 00753C 10 2	13D	Page 3 of 11 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Saratoga Partners IV, L.P. I.R.S. No. 13-4013670
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% – See Item 5
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 00753C 10 2	13D	Page 4 of 11 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Saratoga Coinvestment IV LLC I.R.S. No. 13-4056003
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% – See Item 5
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 00753C 10 2	13D	Page 5 of 11 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Saratoga Associates IV LLC I.R.S. No. 13-4013667
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% – See Item 5
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 00753C 10 2	13D	Page 6 of 11 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Saratoga Management Company LLC I.R.S. No. 13-4013664
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% – See Item 5
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 00753C 10 2	13D	Page 7 of 11 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John P. Birkelund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% – See Item 5
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 00753C 10 2	13D	Page 8 of 11 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles P. Durkin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% – See Item 5
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 00753C 10 2	13D	Page 9 of 11 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christian L. Oberbeck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% – See Item 5
14	TYPE OF REPORTING PERSON* IN

    .

     Saratoga Lighting Holdings LLC hereby amends and supplements its Report on Schedule 13D, originally filed on September 5, 2003 (the “Schedule 13D”), with respect to the purchase of $0.001 par value common shares of Advanced Lighting Technologies, Inc.

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of Transaction.

      The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

      Saratoga Lighting entered into an agreement with GE, acting through its GE Consumer Products business component, pursuant to which Saratoga Lighting purchased 1,429,590 shares of Common Stock and 761,250 shares of ADLT Series A Preferred Stock, par value $0.001 per share, convertible at any time into 3,045,761 shares of Common Stock, and related rights. Saratoga Lighting is the record and beneficial owner of 100% of the Series A Preferred Stock of ADLT and the beneficial owner of 37.4% (not 16.7% as previously reported) of the outstanding shares of Common Stock of ADLT.1

      As previously reported, the purpose of the acquisition of the Common Stock and Series A Preferred Stock and the related rights by Saratoga Lighting was to enable Saratoga Lighting to seek confirmation of a chapter 11 plan of reorganization. The plan and related disclosure statement have been amended since the filing of the Schedule 13D. On October 3, 2003, ADLT filed its Third Amended Chapter 11 Plan of Reorganization dated October 3, 2003 and its Disclosure Statement with Respect to Third Amended Chapter 11 Plan of Reorganization dated October 3, 2003 (the “Disclosure Statement”). On October 3, 2003, the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division, (the “Bankruptcy Court”) in case no. 03-05255 entered an order approving the Disclosure Statement.

      On October 28, 2003, ADLT, Saratoga Lighting, the Official Unsecured Creditors Committee in the chapter 11 proceeding and certain holders of the Company’s 8% Senior Notes agreed, subject to Bankruptcy Court approval and the terms of the Reorganization Plan and the Lock-Up And Voting Agreement (the “Lock-Up Agreement”), to amend the Third Amended Chapter 11 Plan of Reorganization and to support the amended Plan. The Bankruptcy Court approved the Lock-Up Agreement and a supplement to the disclosure statement describing the terms of the Lock-Up Agreement on October 30, 2003 and the parties entered into the Lock-Up Agreement. On December 8, 2003, ADLT filed its Fourth Amended Chapter 11 Plan of Reorganization dated December 8, 2003 (the “Plan”), under which Saratoga Lighting would beneficially own 100% of the outstanding shares of common stock of ADLT as of the effective date of the Plan. On December 8, 2003, the Bankruptcy Court entered an order confirming the Plan. Below is a summary of the major changes to the Plan and Disclosure Statement. A copy of the Plan is attached hereto as Exhibit 4.

Capitalized terms used in subsections (a) – (j) but not otherwise defined herein are as defined in the Plan.

      1 This includes 1,429,590 shares of Common Stock directly owned; 3,045,751 shares of Common Stock into which the Series A Preferred Stock is convertible; and 5,566,514 shares (“Proxy Shares”) as to which GE was granted irrevocable proxies from Messrs. Alan Ruud and Wayne Hellman. Pursuant to the Saratoga/GE Stock Purchase Agreement, prior to obtaining any required consent to the transfer of the rights under the Proxy Shares, GE may not exercise its rights under these proxies except at the direction of Saratoga Lighting. In total, under the Saratoga/GE Stock Purchase Agreement, GE has agreed to transfer to Saratoga certain rights which would make Saratoga Lighting beneficial owner of 50.1% of the Common Stock of ADLT. Such transfer is subject to approval by ADLT which has not been given. Saratoga is responsible for obtaining such approval. GE disclaims beneficial ownership of any shares of ADLT’s Common Stock. The total number of shares that Saratoga Lighting is deemed to beneficially own is 10,041,865. This total is divided into the total number of shares of Common Stock deemed outstanding, which is 26,853,108. Thus, Saratoga Lighting beneficially owns 10,041,865/26,853,108 = 37.4% of the deemed outstanding number of shares of ADLT Common Stock.

(a) Reference is made to the first sentence of the fifth paragraph of Item 4(a) of the Schedule 13D, which is amended to read as follows: “The Common Stock, Series A Preferred Stock and related proxy rights acquired pursuant to the Saratoga/GE Stock Purchase Agreement represent (after giving effect to the conversion of the Series A Preferred Stock into Common Stock) approximately 37.4% of the voting power and equity ownership in ADLT.”

      Reference is made to the reporting of Class 7 Interests on the Schedule 13D. Those paragraphs are amended as follows:

      Class 7 under the Plan comprises the Common Stock (23,807,347 shares issued and outstanding) and any contingent, disputed or unliquidated Claims related thereto or in connection therewith. Saratoga Lighting holds Class 7 Interests in 1,429,590 shares of Common Stock; such Interests of Saratoga Lighting will be allowed under the Plan, upon its confirmation. Class 7 Common Interests will be impaired by the Plan. If Class 7 accepts the Plan pursuant to section 1129(a)(8) of the Bankruptcy Code then, on or as soon as practicable after the Effective Date, each holder of an Allowed Class 7 Interest as of the Distribution Record Date (other than Saratoga Lighting and Wayne R. Hellman) (and any holders in Class 8 electing to exercise their rights as set forth in section 3.13 of the Plan) shall receive, in full satisfaction, settlement, release, extinguishment, cancellation and discharge of such Interest, such holder’s Class 7 pro rata share of the Fiberstars Interests,2 the Hexagram Net Proceeds Interests3 and the Contingent Equity Recovery4 (net of taxes accruable to reorganized ADLT on account of such distributions, if

     2 “Fiberstars Interests” means the 1,023,011 shares of Fiberstars common stock owned by ADLT, plus not less than 445,000 additional shares of Fiberstars common stock to be received by ADLT upon exercise of certain Fiberstars warrants held by ADLT as of the Effective Date. The Fiberstars Interests shall not be distributed directly to the holders of Class 7 Interests, but rather will be distributed in escrow or to a trust or other entity to be established for the benefit of such holders, the distribution of which shall be in form and substance reasonably acceptable to ADLT, the Equity Committee and Fiberstars. The Debtors believe that the distribution of the Fiberstars Interests is exempt from registration under section 1145(a)(1) of the Bankruptcy Code. To the extent that section 1145(a)(1) is not applicable to such distribution, then such distribution shall be made in accordance with applicable law, including the federal securities laws.

     3 “Hexagram Net Proceeds Interests” means the proceeds from the sale of the equity interests in and to Hexagram owned by Reorganized ADLT (reduced by any tax liability incurred by Reorganized ADLT on account of such sale) comprised of 9,440 shares of common stock. Reorganized ADLT agrees that on and after the Effective Date, it shall continue to hold the Hexagram stock and shall not sell, transfer, assign, encumber, restrict, cancel, pledge, or otherwise dispose of any of the Hexagram stock without the express written consent of the Class 7 Representative. Any transfer of the Hexagram stock by reorganized ADLT is subject to the shareholders agreement with the majority owners of Hexagram and such majority owners currently have a right of first refusal in and to the Hexagram stock. Reorganized ADLT shall use its reasonable best efforts to obtain such consent and to cause a sale of the Hexagram stock as soon as practicable after receiving a written request from the Class 7 Representative requesting such a sale. The Hexagram Net Proceeds Interests shall not be certificated or transferable in any way.

     4 “Contingent Equity Recovery” means the obligation of reorganized ADLT to pay, in cash or, at the option of ADLT following an IPO (as defined below), in common stock, an amount equal to three percent (3%) of the proceeds paid or payable Saratoga Lighting and/or its affiliates (or at the option of reorganized ADLT, 3% of the value of all equity securities of the Company, in each case) in excess of the aggregate amount of all cash equity investments in and to reorganized ADLT by Saratoga Lighting and its affiliates plus an annual internal rate of return (IRR) thereon of ten percent (10%), subject to dilution on account of any new issuances of common stock (the “3% Formula”). The Contingent Equity Recovery shall be payable if and when both of the following conditions have occurred: (1) the New Notes have been paid in full; and (2) a liquidity event has occurred, consisting of one of the following: (i) a change of control has occurred, whereby Saratoga Lighting and/or its affiliates have sold all or a portion of its equity interests in and to Reorganized ADLT such that Saratoga Lighting and/or its affiliates no longer controls reorganized ADLT’s board of directors; (ii) an initial public offering(s) (IPO) of reorganized ADLT has occurred such that the market float exceed 20% of reorganized ADLT’s common shares and the proceeds from sale of the stock offered in the IPO(s) exceeds $20 million; and (iii) a sale of all or substantially all of the reorganized Company’s assets has occurred. If a partial sale of Saratoga Lighting’s and/or its affiliates’ common equity interests any). The Debtors estimate that these distributions to be made to Class 7 Interests holders will have a value as of the Effective Date of approximately $8 million (as recorded in the Debtors’ books and records) (the ability to realize this value will depend on the price and timing of the sales of Fiberstars and Hexagram securities and the future performance of the Debtors, both of which are subject to risks and uncertainties). ADLT will pay the administrative costs of the Class 7 Common Interests subject to reimbursement of costs in excess of $150,000 from payments to be made to holders of Class 7 Common Interests.

      If Class 7 rejects the Plan pursuant to section 1129(a)(8) of the Bankruptcy Code then on or as soon as practicable after the Effective Date, each holder of an Allowed Class 7 Interest as of the Distribution Record Date (including Saratoga Lighting and Wayne R. Hellman) (and any holders in Class 8 electing to exercise their rights as set forth in Section 3.13 of the Plan) shall receive, in full satisfaction, settlement, release, extinguishment, cancellation and discharge of such Interest, such holder’s Class 7 Pro Rata Share of $2.5 million of the Fiberstars Interests, based on the trading price of one share of the Fiberstars stock on the Distribution Record Date (net of taxes accruable to the Reorganized Company on account of such distribution, if any). The Fiberstars Interests shall not be distributed directly to the holders of Class 7 Interests, but rather will be distributed in escrow or to a trust or other entity to be established for the benefit of such holders, the structure of which shall be in form and substance reasonably acceptable to ADLT, the Equity Committee and Fiberstars. If the distribution to any holder of Class 7 Interests would otherwise call for distribution of a fractional share of Fiberstars stock, the actual distribution of Fiberstars stock to such holder shall be rounded down to the nearest whole share. No additional consideration shall be provided to such holder in lieu of such fractional share that is rounded down.

       New Notes. As described in Item 4(e) of the Schedule 13D, holders of Class 3 Claims will receive New Notes under the current Plan. Below is a general summary of certain provisions and reference is made to the New Indenture, which is attached hereto as an exhibit to the Plan.

      ADLT will issue the New Notes on the Effective Date of the reorganization plan. Interest on the New Notes is payable on March 31 and September 30 of each year. The New Notes do not have any sinking fund.

      Ranking. The New Notes, will be unsecured senior indebtedness and will rank equally (pari passu) with existing and future unsubordinated unsecured indebtedness of ADLT. The New Notes will be senior in right of payment to all subordinated indebtedness of ADLT. The New Notes will be effectively subordinated to all secured indebtedness of ADLT and its subsidiaries with respect to the collateral securing the secured indebtedness. The New Notes will be effectively subordinated to all liabilities of ADLT’s subsidiaries, including trade payables.

      Important Covenants. The New Indenture contains covenants that, among other things, limit the ability of ADLT and of its subsidiaries to
       - incur indebtedness,
       - pay dividends,
       - prepay subordinated indebtedness,
       - repurchase capital stock,
       - make investments,
       - create liens,

in and to reorganized ADLT or an IPO occurs, the 3% Formula may, at the option of ADLT, be calculated pro rata, based on the percentage of such common stock sold. If the 3% Formula is applied to the value of all equity securities at the time of a liquidity event, rather than the pro rata percentage, the total Contingent Equity Recovery will equal such amount. The Contingent Equity Recovery shall expire and no longer have any force or effect after June 30, 2009 (90 days after the maturity date of the New Notes). The Contingent Equity Recovery shall be governed by an indenture and/or other agreement to be entered into on or after the Effective Date, the terms of which shall be reasonably acceptable to ADLT or Reorganized ADLT (as the case may be), Saratoga Lighting and the Equity Committee or the Class 7 Representative (as the case may be).

      - engage in transactions with stockholders and affiliates,
      - sell assets, and
      - with respect to ADLT, engage in mergers and consolidations.

      However, these limitations are subject to a number of important qualifications and exceptions as set forth in the New Indenture.

     Optional Redemption. The New Notes are redeemable at the option of ADLT, in whole or in part at any time.

      Events Of Default/Witholding Of Notice. An event of default will occur with respect to the New Notes if:
      - ADLT fails to pay interest with respect to any New Note, and the failure continues for a period of 30 days;
      - ADLT fails to pay principal or any premium with respect to any New Note when due, whether it is due because the New Notes mature, are called for redemption or otherwise;
      - ADLT or any subsidiary fails to perform or breaches any covenants relating to mergers, consolidations and transfers of assets;
      - ADLT or any subsidiary fails to perform or breaches any other covenants or warranties in the New Indenture or any New Note and that breach or failure continues for a period of 30 days after notice to ADLT as provided in the New Indenture;
      - More than $7,500,000 in principal amount of other debt of ADLT or its subsidiaries is accelerated -- unless the acceleration is rescinded within 30 days – or ADLT or its subsidiaries fail to make a principal payment at maturity of any debt of more than $7,500,000 -- unless the payment is made, waived or extended within 30 days;
      - ADLT or its subsidiaries are ordered by a court to pay an uninsured amount in excess of $7,500,000 and the amount is not paid or otherwise discharged within 30 days, unless we are appealing the order in good faith; or
      - events of bankruptcy, insolvency or reorganization of ADLT described in the New Indenture.

      The New Indenture permits the trustee to withhold notice to the holders of the New Notes of the occurrence of a default if the trustee considers it to be in the interest of the holders. However, the trustee must give notice of our failure to pay principal, any premium or any interest or to make any sinking fund payment. The New Indenture permits ADLT to designate subsidiaries (which are small at the time of designation, and which do not violate investment restrictions) as exempt from the default provisions.

      The New Indenture provides that if an event of default with respect to the New Notes occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding New Notes may declare the principal amount of all the New Notes to be due and payable immediately. However, under some circumstances, this declaration and its consequences may be rescinded and annulled by the holders of a majority in principal amount of the New Notes then outstanding.

      The Trust Indenture Act requires the trustee to act with the requisite standard of care during an event of default. Otherwise, a trustee is under no obligation to exercise any of its rights or powers under the New Indenture at the request or direction of any of the holders of New Notes unless such holders have offered the trustee reasonable indemnity. Subject to the foregoing, holders of a majority in principal amount of the outstanding New Notes have the right, subject to limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the New Indenture. Under the New Indenture, ADLT is required to furnish to the trustee annually a statement as to our performance of some of our obligations under the New Indenture and as to any default in such performance. ADLT is also required to deliver to the trustee, within five days after occurrence, written notice of any event which after notice or lapse of time or both would constitute an event of default.

      The holder of any New Note has the right, which is absolute and unconditional, to receive payment of the principal, any premium and any interest on the New Note when they are due -- subject to any extension right in the New Note -- and to sue ADLT for any payment, and that right shall not be impaired without the consent of the holder.

      Authentication And Delivery / Application Of Proceeds. Two officers are required to sign the New Notes for the ADLT by manual or facsimile signature. A New Note will not be valid until authenticated by the manual signature of the Trustee. The signature will be conclusive evidence that the New Note has been authenticated under the New Indenture.

      ADLT will not receive any proceeds from the issuance of the New Notes. All existing 8% senior notes that are properly tendered to ADLT will be cancelled.

      Release/ Release And Substitution Of Property. The New Indenture does not initially require or create a lien upon any property or assets of ADLT. The New Notes will be general unsecured obligations of ADLT.

       Satisfaction And Discharge. ADLT may discharge its obligations with respect to any New Notes that have not already been delivered to the trustee for cancellation and that:
       - have become due and payable;
       - will become due and payable within one year; or
       - are scheduled for redemption within one year.

       To discharge the obligations with respect to the New Notes, ADLT must deposit with the trustee, in trust, an amount of funds in U.S. dollars sufficient t o pay the entire amount of principal of, and any premium or interest on, the New Notes to the date of the deposit if the New Notes have become due and payable or to the maturity of the New Notes, as the case may be.

       ADLT may elect:
      - to defease and be discharged from any and all obligations with respect to the New Notes, which we refer to as "legal defeasance"; or
       - to be released from our covenant obligations, which we refer to as "covenant defeasance."
       In the case of legal defeasance, ADLT will still retain some obligations in respect of the New Notes, including our obligations:
       - to pay Additional Amounts, if any, upon the occurrence of applicable events of taxation, assessment or governmental charge with respect to payments on the New Notes;
        - to register the transfer or exchange of the New Notes;
        - to replace temporary or mutilated, destroyed, lost or stolen New Notes; and
        - to maintain an office or agency with respect to the New Notes and to hold monies for payment in trust.

       After a covenant defeasance, any omission to comply with the obligations or covenants that have been defeased shall not constitute a default or an event of default with respect to the New Notes.

       To elect either legal defeasance or covenant defeasance, ADLT must deposit with the trustee, in trust, an amount, in U.S. dollars or in government obligations, as defined below, or both, applicable to the New Notes which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal, any premium and any interest on those debt securities on their scheduled due dates. If ADLT knows that additional amounts with respect to the New Indenture will be payable and can determine the a mount which will be payable, those amounts must also be deposited in trust.

       In addition, ADLT can only elect legal defeasance or covenant defeasance if, among other things:

       - the applicable defeasance does not result in a breach or violation of, or constitute a default under, the New Indenture or any other material agreement or instrument to which ADLT is a party or by which ADLT is bound;
       - no default or event of default with respect to the New Notes shall have occurred and be continuing on the date of the establishment of the trust and, with respect to legal defeasance only, at any time during the period ending on the 123rd day after the date of the establishment of the trust; and
       - ADLT has delivered to the trustee an opinion of counsel to the effect that the holders of the New Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred, and the opinion of counsel, in the case of legal defeasance, must refer to and be based upon a letter ruling of the IRS received by us, a Revenue Ruling published by the IRS or a change in applicable U.S. federal income tax law occurring after the date of the New Indenture.

       If ADLT effects a covenant defeasance with respect to the New Notes, and the New Notes are declared due and payable because of the occurrence of any event of default other than an event of default with respect to which there has been covenant defeasance, the government obligations on deposit with the trustee will be sufficient to pay amounts due on the New Notes at the time of the stated maturity, but may not be sufficient to pay amounts due on the New Notes at the time of the acceleration resulting from the event of default. However, ADLT would remain liable for payment of the amounts due at the time of acceleration.

      Evidence Of Compliance With Conditions And Covenants. The New Indenture requires certain officers of ADLT to certify, on or before a date not more than 120 days after the end of each fiscal year, that a review has been conducted of the activities of ADLT and its subsidiaries and ADLT’s and its subsidiaries’ performance under the New Indenture and that ADLT has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. ADLT will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the New Indenture.

(b) In addition to the conditions precedent to plan confirmation reported in the previously filed plan, it is a condition precedent to Confirmation that the confirmation order authorize the distribution of the Fiberstars Interests, the Hexagram Net Proceeds Interests and the Contingent Equity Recovery (if Class 7 votes to accept the Plan), or $2.5 million of the Fiberstars Interests (if Class 7 votes to reject the Plan). In addition, the Lock-Up Agreement provides that it can be terminated under certain circumstances, including the failure of the Plan to be confirmed by the Bankruptcy Court by December 31, 2003 and the failure to substantially implement the Plan by January 31, 2004.

(d) Board of Directors. From and after the Effective Date, the Board of Directors of reorganized ADLT will consist of the following: Wayne Hellman, Sabu Krishnan, Christian Oberbeck, Damon Ball and Richard Petrocelli. Saratoga Lighting is considering the possibility of adding two additional directors, however, at present, Saratoga Lighting has not formally asked anyone to serve in these two positions on the Board of Directors of reorganized ADLT.

      Senior Management Contracts. The amount of the retention bonus to be paid to Hellman is $2,027,000 on July 1, 2004 and $2,027,000 on July 1, 2005 and the Hellman Loan settlement is the subject of a pending Rule 9019 motion in the Bankruptcy Court.

(g) The reference in Item 4 (g) to “11 U.S.C. § 1123(b)(6)” is hereby replaced with “11 U.S.C. § 1123(a)(6)”.

      Item 5. Interest in Securities of the Issuer.

     The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:

      (a) and (b) Saratoga Lighting has also acquired shared voting power with respect to 5,566,514 shares of Common Stock as to which GE was granted irrevocable proxies from the Chief Executive Officer of ADLT, Wayne R. Hellman, and Alan J. Ruud, on similar terms, as discussed in Item 4(a) hereof. Pursuant to the Saratoga/GE Stock Purchase Agreement, prior to getting any required consent to the transfer of the rights under the Proxy Shares, GE may not exercise its rights under these proxies except at the direction of Saratoga Lighting. Therefore, Saratoga Lighting was then the beneficial owner of 37.4% (not 16.7% as previously reported) of the outstanding shares of Common Stock of ADLT. As a result of the Effective Date of the Plan, Saratoga Lighting is now the beneficial owner of 100% of the outstanding shares of common stock of ADLT.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by the following information:

(a) THE PLAN. Described in Item 4 above.

(b) THE NEW INDENTURE. Described in Item 4 above.

(j) MANAGEMENT SERVICES AGREEMENT. Saratoga Management will enter into a Management Services Agreement pursuant to which Saratoga Management will provide management services requested by the Board of Directors of ADLT. Saratoga Management will be entitled to receive: (i) an advisory fee equal to 1% of the enterprise value of consolidated ADLT on the Effective Date of the Plan, payable from the proceeds of sale of certain non-core assets, (ii) a quarterly management fee of $150,000 per quarter, plus 0.5% of amounts received by ADLT in connection with the issuance of equity securities, and (iii) structuring fees in connection with significant business transactions (such as acquisitions and financings) in amounts to be negotiated in good faith. In addition, Saratoga Management will be entitled to reimbursement of its expenses. Payments under the Management Services Agreement will subordinated to the New Notes and no payments may be made during the pendency of a Default or Event of Default under the New Indenture. A copy of the form of the Management Services Agreement is attached hereto as an exhibit to the Plan.

Item 7. Material to be Filed as Exhibits

Exhibit 1: Disclosure Statement with Respect to Third Amended Chapter 11 Plan of Reorganization dated October 3, 2003, incorporated by reference to Exhibit 99.1 in Form 8-K filed by Advanced Lighting Technologies, Inc. on October 8, 2003 (SEC FILE NUMBER: 000-27202) pursuant to the Act. (The Third Amended Chapter 11 Plan of Reorganization dated October 3, 2003 is attached as Exhibit A to the Disclosure Statement.)

Exhibit 2: Reorganization Plan, Lock-Up and Voting Agreement dated October 31, 2003, incorporated by reference to Exhibit 10.5 to Form 10-Q filed by Advanced Lighting Technologies, Inc. on November 12, 2003 (SEC File Number: 000-27202) pursuant to the Act.

Exhibit 3: Supplement to Disclosure Statement with Respect to Third Amended Chapter 11 Plan of Reorganization dated October 3, 2003, incorporated by reference to Exhibit 99.1 to Form 10-Q filed by Advanced Lighting Technologies, Inc. on November 12, 2003 (SEC File Number: 000-27202) pursuant to the Act.

Exhibit 4: Fourth Amended Plan of Reorganization dated December 8, 2003 and filed on December 8, 2003 with the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division, in case no. 03-05255. (The New Indenture and Management Services Agreement are attached as Exhibits A and B to the Plan, respectively.)

SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true and correct.

      Date: December 19, 2003

Saratoga Lighting Holdings LLC
Saratoga Partners IV, L.P.
Saratoga Coinvestment IV LLC
Saratoga Management Company LLC
Saratoga Associates IV LLC
John P. Birkelund
Charles P. Durkin, Jr.
Christian L. Oberbeck

Signed on behalf of each of the above

By:		/s/ Richard A. Petrocelli

	Name:	Richard A. Petrocelli
	Title:	Treasurer